Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, August 10, 2020 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter Highlights1

The privatization of Changyou was completed on April 17, 2020. After the effectiveness of the transaction, Changyou’s net income/loss was wholly attributable to Sohu.com Limited. For the second quarter of 2020, Changyou recognized an additional accrual of withholding income tax of US$88 million, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization.

•	Total revenues were US$421 million[2], down 9% year-over-year and 3% quarter-over-quarter.

•	Brand advertising revenues were US$38 million, down 14% year-over-year and up 48% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$241 million, down 13% year-over-year and up 1% quarter-over-quarter.

•	Online game revenues were US$106 million, up 4% year-over-year and down 21% quarter-over-quarter.

•

GAAP net loss attributable to Sohu.com Limited was US$80 million. Excluding the impact of the additional accrual of withholding income tax described above, GAAP net income attributable to Sohu.com Limited was US$8 million, compared with a net loss of US$35 million in the second quarter of 2019 and a net loss of US$20 million in the first quarter of 2020.

•

Excluding the impact of the additional accrual of withholding income tax described above, non-GAAP net income attributable to Sohu.com Limited was US$11 million. Further excluding the loss generated by Sogou, non-GAAP net income attributable to Sohu.com Limited was US$12 million, compared with a net loss of US$41 million in the second quarter of 2019 and a net loss of US$8 million in the first quarter of 2020.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2020, our brand advertising business performed well, the brand advertising revenue had a decent increase, up 48% quarter-over-quarter. Both the brand advertising revenue and bottom line exceeded our prior guidance. During the quarter, we integrated our Media Portal’s brand advantage and influence with Sohu Video’s advanced broadcast technologies. These initiatives allowed us to more effectively generate and distribute our high-quality original content, and further enhanced our credibility by reflecting the attitude and values of Sohu. For Changyou, the privatization was completed on April 17, 2020, and after that Changyou’s net income/loss was wholly attributable to Sohu.com Limited. During the second quarter of 2020, online game revenues met our prior guidance and declined quarter-over-quarter, mainly due to the resumption of work following the easing of COVID-19 restrictions. For Sogou, it delivered in-line results in the second quarter with Search maintaining a steady share of traffic and Mobile Keyboard further expanding its DAU base.”

Second Quarter Financial Results

Revenues

Total revenues for the second quarter of 2020 were US$421 million, down 9% year-over-year and 3% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the second quarter of 2020 were US$279 million, down 13% year-over-year and up 6% quarter-over-quarter.

[1]

As Changyou’s cinema advertising business ceased operations during the third quarter of 2019, its results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only, and exclude results from the cinema advertising business.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2020 had been the same as it was in the second quarter of 2019, or RMB6.81=US$1.00, US$ total revenues in the second quarter of 2020 would have been US$438 million, or US$17 million more than GAAP total revenues, and down 5% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Brand advertising revenues for the second quarter of 2020 totaled US$38 million, down 14% year-over-year and up 48% quarter-over-quarter. The year-over-year decrease was mainly due to the continuous negative impact on the brand advertising industry from the outbreak of the COVID-19 in the first quarter of 2020. The quarter-over-quarter increase was mainly due to the increased revenues in our portal and video advertising businesses as a result of our continuing efforts to boost our revenues and the easing of the impact of COVID-19.

Search and search-related advertising revenues for the second quarter of 2020 were US$241 million, down 13% year-over-year and up 1% quarter-over-quarter.

Online game revenues for the second quarter of 2020 were US$106 million, up 4% year-over-year and down 21% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to a decrease in player engagement as a result of work resumption during the quarter following the easing of COVID-19 restrictions in China.

Gross Margin

Both GAAP and non-GAAP4 gross margin was 41% for the second quarter of 2020, compared with 46% in the second quarter of 2019 and 37% in the first quarter of 2020.

Both GAAP and non-GAAP gross margin for the online advertising business for the second quarter of 2020 was 23%, compared with 33% in the second quarter of 2019 and 10% in the first quarter of 2020.

Both GAAP and non-GAAP gross margin for the brand advertising business in the second quarter of 2020 were 40%, compared with 28% in the second quarter of 2019 and nil in the first quarter of 2020. The year-over-year margin improvement was mainly due to decreased video content cost. The quarter-over-quarter margin improvement was mainly due to increased revenues in the portal and video advertising businesses.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the second quarter of 2020 were 21%, compared with 34% in the second quarter of 2019 and 11% in the first quarter of 2020. The year-over-year decrease primarily resulted from an increase in traffic acquisition cost as a percentage of search and search related advertising revenues. The quarter-over-quarter increase was due to a decrease in traffic acquisition cost as a percentage of search and search related advertising revenues due to normalized user traffic following the easing of COVID-19 restrictions in China.

GAAP gross margin for online games in the second quarter of 2020 was 77%, compared with 82% in the second quarter of 2019 and 79% in the first quarter of 2020. Non-GAAP gross margin for online games in the second quarter of 2020 was 78%, compared with 82% in the second quarter of 2019 and 79% in the first quarter of 2020. The year-over-year decrease in gross margin was mainly due to an increase in revenue-sharing payments related to TLBB Honor, which was launched during the third quarter of 2019.

Operating Expenses

For the second quarter of 2020, GAAP operating expenses totaled US$194 million, down 13% year-over-year and up 4% quarter-over-quarter. Non-GAAP operating expenses were US$187 million, down 14% year-over-year and up 3% quarter-over-quarter. The year-over-year decrease in operating expenses was mainly due to decreased marketing expenses.

Operating Loss

GAAP operating loss for the second quarter of 2020 was US$23 million, compared with an operating loss of US$11 million in the second quarter of 2019 and an operating loss of US$24 million in the first quarter of 2020.

[4]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP operating loss for the second quarter of 2020 was US$16 million, compared with an operating loss of US$7 million in the second quarter of 2019 and an operating loss of US$20 million in the first quarter of 2020.

Income Tax Expense

GAAP income tax expense was US$85 million for the second quarter of 2020, compared with income tax expense of US$4 million in the second quarter of 2019 and income tax expense of US$14 million in the first quarter of 2020. Non-GAAP income tax expense was US$82 million for the second quarter of 2020, compared with income tax expense of US$2 million in the second quarter of 2019 and income tax expense of US$11 million in the first quarter of 2020. For the second quarter of 2020, Changyou recognized an additional accrual of withholding income tax of US$88 million, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited for the second quarter of 2020 was US$80 million, or a net loss of US$2.04 per fully-diluted ADS. Non-GAAP net loss attributable to Sohu.com Limited for the second quarter of 2020 was US$77 million, or a net loss of US$1.96 per fully-diluted ADS.

Excluding the impact of the additional accrual of withholding income tax described above, GAAP net income attributable to Sohu.com Limited for the second quarter of 2020 was US$8 million, or a net income of US$0.20 per fully-diluted ADS; non-GAAP net income attributable to Sohu.com Limited for the second quarter of 2020 was US$11 million, or a net income of US$0.27 per fully-diluted ADS.

Liquidity

As of June 30, 2020, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.35 billion, compared with US$1.51 billion as of December 31, 2019.

Supplementary Information for Changyou Results

Second Quarter 2020 Operational Results

•

For PC games, total average monthly active accounts[5] were 1.9 million, a decrease of 5% year-over-year and 10% quarter-over-quarter. Total quarterly aggregate active paying accounts[6] were 0.9 million, flat year-over-year and a decrease of 10% quarter-over-quarter. The quarter-over-quarter decreases were mainly due to a decrease in player engagement as a result of the resumption of work during the quarter following the easing of COVID-19 restrictions in China.

•

For mobile games, total average monthly active accounts were 3.1 million, an increase of 15% year-over-year and a decrease of 9% quarter-over-quarter. The year-over-year increase was mainly due to the contribution of TLBB Honor, which was launched during the third quarter of 2019. Total quarterly aggregate active paying accounts were 0.6 million, flat year-over-year and a decrease of 40% quarter-over-quarter. The quarter-over-quarter decreases were mainly due to a decrease in player engagement as a result of the resumption of work during the quarter following the easing of COVID-19 restrictions in China.

Second Quarter 2020 Unaudited Financial Results

Total revenues for the second quarter of 2020 were US$109 million, an increase of 3% year-over-year and a decrease of 20% quarter-over-quarter. Online game revenues were US$106 million, an increase of 4% year-over-year and a decrease of 21% quarter-over-quarter. Online advertising revenues were US$3 million, a decrease of 16% year-over-year and an increase of 23% quarter-over-quarter.

GAAP and non-GAAP gross profit for the second quarter of 2020 were both US$85 million, a decrease of 2% year-over-year and 21% quarter-over-quarter.

[5]	Monthly active accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating expenses for the second quarter were US$51 million, an increase of 10% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year increase in operating expenses was mainly due to an increase in share-based compensation expenses as new share-based awards took effect in the fourth quarter of 2019. The quarter-over-quarter decrease was mainly due to a decrease in marketing and promotional spending for TLBB Honor.

Non-GAAP operating expenses for the second quarter were US$48 million, a decrease of 1% year-over-year and 6% quarter-over-quarter.

GAAP operating profit for the second quarter of 2020 was US$33 million, compared with an operating profit of US$40 million in the second quarter of 2019 and US$52 million in the first quarter of 2020.

Non-GAAP operating profit for the second quarter of 2020 was US$37 million, compared with a non-GAAP operating profit of US$38 million in the second quarter of 2019 and US$56 million in the first quarter of 2020.

Recent Developments

On July 27, 2020, Sohu’s subsidiary Sogou announced that its board of directors (the “Sogou Board”) received a letter containing a preliminary non-binding proposal (the “Proposal”) from Tencent Holdings Limited (including its affiliates, “Tencent”) for Tencent to acquire all of the outstanding ordinary shares, including ordinary shares represented by ADSs, of Sogou that are not already owned by Tencent for US$9.00 in cash per ordinary share or ADS (as the same may be amended from time to time, a “Proposed Transaction”). The Proposed Transaction, if completed, would result in Sogou becoming a privately-held, indirect wholly-owned subsidiary of Tencent, and Sogou’s ADSs would be delisted from the New York Stock Exchange.

On July 31, 2020, the Sogou Board established a special committee of the Sogou Board, composed solely of independent directors, to consider the Proposal.

Sohu’s board of directors has not had an opportunity to review and evaluate the Proposal in detail, or to make a determination as to how to respond to the Proposal or as to whether or not the proposed acquisition of Sogou would be in the best interests of Sohu, in its capacity as Sogou’s controlling shareholder, and Sohu’s shareholders for Sohu to approve or reject the Proposal or a Proposed Transaction.

Business Outlook

For the third quarter of 2020, Sohu estimates:

•	Brand advertising revenues to be between US$37 million and US$42 million; this implies an annual decrease of 9% to 20% and a sequential decrease of 3% to a sequential increase of 11%.

•	Online game revenues to be between US$85 million and US$95 million; this implies an annual decrease of 12% to 21% and a sequential decrease of 10% to 20%.

•

Excluding the profit/loss generated by Sogou, non-GAAP net loss attributable to Sohu.com Limited to be between US$10 million and US$20 million; and GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$25 million.

For the third quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.00=US$1.00, as compared with the actual exchange rate of approximately RMB6.99=US$1.00 for the third quarter of 2019, and RMB7.08=US$1.00 for the second quarter of 2020.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the COVID-19 virus, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, a one-time impairment charge recognized for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular; and the fact that there is no assurance that Tencent will make a definitive offer to acquire Sogou, that a definitive agreement relating to the Proposal will be entered into between Tencent and Sogou, or that a Proposed Transaction or any other similar transaction between Tencent and Sogou will be approved or consummated. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2019, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 10, 2020 (7:30 p.m. Beijing/Hong Kong time, August 10, 2020) following the quarterly results announcement. Participants can register for the conference call by navigating to https://apac.directeventreg.com/registration/event/8993497. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time August 10 through August 18, 2020. The dial-in details for the telephone replay are:

International:    +1-646-254-3697

Passcode:          8993497

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang

Sohu.com Limited

Tel:          +86 (10) 6272-6645

E-mail:    ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel:          +1 (480) 614-3004

E-mail:    lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Revenues:
Online advertising
Brand advertising	$37,969	$25,580	$43,958
Search and search-related advertising	240,579	237,589	275,942

Subtotal	278,548	263,169	319,900

Online games	105,937	133,360	102,147
Others	36,579	39,471	40,199

Total revenues	421,064	436,000	462,246

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $36, $-40, and $-22, respectively)	22,790	25,519	31,432
Search and search-related advertising (includes stock-based compensation expense of $45, $77, and $127, respectively)	191,150	212,210	182,593

Subtotal	213,940	237,729	214,025

Online games (includes stock-based compensation expense of $152, $161, and $-17, respectively)	23,959	28,389	18,163
Others	12,133	8,568	19,624

Total cost of revenues	250,032	274,686	251,812

Gross profit	171,032	161,314	210,434
Operating expenses:
Product development (includes stock-based compensation expense of $4,169, $2,429, and $3,587, respectively)	105,022	103,412	109,048
Sales and marketing (includes stock-based compensation expense of $795, $-415, and $1,355, respectively)	64,579	62,841	90,580
General and administrative (includes stock-based compensation expense of $1,678, $1,561, and $-572, respectively)	24,097	19,296	21,987

Total operating expenses	193,698	185,549	221,615

Operating loss	(22,666)	(24,235)	(11,181)
Other income[7], net	24,094	10,645	5,684
Interest income	2,196	2,126	3,286
Interest expense	(1,431)	(2,275)	(3,737)
Exchange difference	(259)	2,225	3,551

Income/(loss) before income tax expense	1,934	(11,514)	(2,397)
Income tax expense[8]	85,023	13,600	3,941

Net loss from continuing operations	(83,089)	(25,114)	(6,338)

Net loss from discontinued operations, net of tax	—	—	(27,037)
Net loss	(83,089)	(25,114)	(33,375)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(3,159)	(5,008)	28,467
Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	—	—	(8,949)

Net loss from continuing operations attributable to Sohu.com Limited	(79,930)	(20,106)	(34,805)
Net loss from discontinued operations attributable to Sohu.com Limited	—	—	(18,088)

Net loss attributable to Sohu.com Limited	(79,930)	(20,106)	(52,893)

Basic net loss from continuing operations per ADS attributable to Sohu.com Limited	(2.04)	(0.51)	(0.89)

Basic net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	—	(0.46)

Basic net loss per ADS attributable to Sohu.com Limited	$(2.04)	$(0.51)	$(1.35)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,271	39,270	39,244

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	(2.04)	(0.52)	(0.89)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—	—	(0.46)

Diluted net loss per ADS attributable to Sohu.com Limited	$(2.04)	$(0.52)	$(1.35)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,271	39,270	39,244

[7]	For the second quarter of 2020, other income included a tax refund that was received by Sogou as part of the Chinese government’s initiatives taken in response to COVID-19.
[8]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$397,425	$305,126
Restricted cash[9]	112,887	8,661
Short-term investments	1,077,572	1,316,833
Account and financing receivables, net	219,910	260,716
Prepaid and other current assets	132,673	124,332

Total current assets	1,940,467	2,015,668

Long-term investments, net	107,709	94,332
Fixed assets, net	410,105	447,688
Goodwill	53,185	52,923
Intangible assets, net	9,012	11,437
Restricted time deposits[9]	25,426	240
Prepaid non-current assets	1,391	1,882
Other assets	63,279	65,620

Total assets	$2,610,574	$2,689,790

LIABILITIES
Current liabilities:
Accounts payable	$342,403	$253,403
Accrued liabilities	236,849	249,810
Receipts in advance and deferred revenue	114,494	118,222
Accrued salary and benefits	101,289	110,833
Taxes payable	77,236	102,686
Short-term bank loans	128,251	114,528
Other short-term liabilities	146,422	149,311

Total current liabilities	$1,146,944	$1,098,793

Long-term accounts payable	755	767
Long-term bank loans	92,000	—
Long-term tax liabilities[10]	375,714	277,544
Other long-term liabilities	3,284	5,769

Total long-term liabilities	$471,753	$284,080

Total liabilities	$1,618,697	$1,382,873

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	288,946	428,454
Noncontrolling interest	702,931	878,463

Total shareholders’ equity	$991,877	$1,306,917

Total liabilities and shareholders’ equity	$2,610,574	$2,689,790

[9]

In the second quarter of 2020, in connection with the Company’s financing of the Changyou privatization, Changyou pledged deposit certificates in the amount of US$127 million in the aggregate, of which US$102 million was recorded as restricted cash and US$25 million was recorded as restricted time deposits.

[10]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2020				Three Months Ended Mar. 31, 2020				Three Months Ended Jun. 30, 2019
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		36	(a)			(40	) (a)			(22	) (a)

Brand advertising gross profit	$15,179	$36		$15,215	$61	$(40)		$21	$12,526	$(22)		$12,504

Brand advertising gross margin	40%			40%	0%			0%	28%			28%

		45	(a)			77	(a)			127	(a)

Search and search-related advertising gross profit	$49,429	$45		$49,474	$25,379	$77		$25,456	$93,349	$127		$93,476

Search and search-related advertising gross margin	21%			21%	11%			11%	34%			34%

		81	(a)			37	(a)			105	(a)

Online advertising gross profit	$64,608	$81		$64,689	$25,440	$37		$25,477	$105,875	$105		$105,980

Online advertising gross margin	23%			23%	10%			10%	33%			33%

		152	(a)			161	(a)			(17	) (a)

Online games gross profit	$81,978	$152		$82,130	$104,971	$161		$105,132	$83,984	$(17)		$83,967

Online games gross margin	77%			78%	79%			79%	82%			82%

Others gross profit	$24,446	$—	(a)	$24,446	$30,903	$—	(a)	$30,903	$20,575	$—	(a)	$20,575

Others gross margin	67%			67%	78%			78%	51%			51%

		233	(a)			198	(a)			88	(a)

Gross profit	$171,032	$233		$171,265	$161,314	$198		$161,512	$210,434	$88		$210,522

Gross margin	41%			41%	37%			37%	46%			46%

Operating expenses	$193,698	$(6,642	) (a)	$187,056	$185,549	$(3,575	) (a)	$181,974	$221,615	$(4,370	) (a)	$217,245

		6,875	(a)			3,773	(a)			4,458	(a)

Operating loss	$(22,666)	$6,875		$(15,791)	$(24,235)	$3,773		$(20,462)	$(11,181)	$4,458		$(6,723)

Operating margin	-5%			-4%	-6%			-5%	-2%			-1%

Income tax expense[11]	$(85,023)	$3,141	(c,d)	$(81,882)	$(13,600)	$2,195	(c,d)	$(11,405)	$(3,941)	$1,566	(c,d)	$(2,375)

		6,875	(a)			3,773	(a)			4,458	(a)
		(3,618	) (c)			(855	) (c)			794	(c)
		1,934	(d)			1,910	(d)			1,831	(d)
		—				—				—

Net income/(loss) before non-controlling interest	$(83,089)	5,191		(77,898)	$(25,114)	4,828		(20,286)	$(6,338)	7,083		745

		6,875	(a)			3,773	(a)			4,458	(a)
		(2,338	) (b)			(2,761	) (b)			(3,733	) (b)
		(3,618	) (c)			(855	) (c)			794	(c)
		1,934	(d)			1,910	(d)			1,831	(d)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(79,986)	2,853		(77,133)	$(20,441)	2,067		(18,374)	$(34,932)	3,350		(31,582)

Net loss from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS	—	—		—	—	—		—	(18,062)	—		(18,062)

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	(79,986)	2,853		(77,133)	(20,441)	2,067		(18,374)	(52,994)	3,350		(49,644)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(2.04)			(1.96)	$(0.52)			(0.47)	$(0.89)			(0.80)

Diluted net loss from discontinued operations per ADS attributable to Sohu.com Limited	—			—	—			—	(0.46)			(0.46)

Diluted net loss per ADS attributable to Sohu.com Limited	(2.04)			(1.96)	(0.52)			(0.47)	(1.35)			(1.27)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,271			39,271	39,270			39,270	39,244			39,244

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have any impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have any impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.

[11]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million for the second quarter of 2020.